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                                                                October 28, 2004
Via Edgar

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington, DC 20549

     Re:  Alaska Communications Systems Group, Inc.
          Registration Statement on Form S-4
          File No. 333-114380 (the "Registration Statement")

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1993, as amended (the "Securities Act"), Alaska Communications Systems Group, Inc. (the "Company"), hereby applies for the withdrawal of the Registration Statement, together with all exhibits thereto, filed with the Securities and Exchange Commission (the "Commission") on June 1, 2004.

Due to current market conditions for public offerings, the Company has determined not to effect its initial public offering of income deposit securities or the related public offering of senior subordinated notes. The Registration Statement was never declared effective and no securities have been issued or sold pursuant thereto.

The Company requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the account of the Company for future use.

Please provide the Company and its counsel with a copy of the order granting withdrawal of the Registration Statement as soon as it is available.

If you have any questions regarding the foregoing application for withdrawal, please contact me at (907) 297-3000 or Daniel E. Wolf, Esq. of Skadden, Arps, Slate, Meagher & Flom LLP at (212) 735-3000.

Sincerely,

/s/ Leonard A. Steinberg
________________________
Leonard A. Steinberg
Vice President, General Counsel and Corporate Secretary